Exhibit 99.1

SINOVAC’s CoronaVac Used on Child Population in China, Good Antibody Levels Observed After Three Months Following Vaccination

BEIJING, China, July 19, 2021 -- SINOVAC Biotech Ltd. (NASDAQ: SVA) (“SINOVAC” or the “Company”), a leading provider of biopharmaceutical products in China, today announced CoronaVac, SINOVAC’s COVID-19 vaccine, has started being used among the child population in China.

A study on immune persistency was conducted in 180 volunteers in a phase II clinical study on a group of participants ranging from 3 to 17 years of age. The results showed that, three months after two doses of the vaccine, the seroconversion rates for children and adolescents were 98.9% and 100%, respectively. The geometric mean titer (GMT) of neutralizing antibody was close to the level recorded at 28 days after vaccination and remained significantly higher than the level recorded in adults and elderly at 28 days after vaccination. This indicates that CoronaVac has stable and good immunogenicity among the pediatric and adolescent population, recording better results compared to those in people aged 18 and above.

CoronaVac was approved for emergency use on May 28, 2021 in China. SINOVAC’s COVID-19 vaccine had also been filed for use in Indonesia and was approved for use in the population of 12 to 17 years of age by Indonesian authorities in June 2021.

The Lancet Infectious Diseases has published results from the Phase I/II clinical trials of an inactivated COVID-19 vaccine developed by SINOVAC, also known as CoronaVac®, in healthy children aged 3 to 17 years of age in China.

About SINOVAC

SINOVAC Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. SINOVAC's product portfolio includes vaccines against COVID-19, enterovirus71 (EV71), hepatitis A and B, seasonal influenza, 23-Valent pneumococcal polysaccharide (“PPV”), H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), varicella and mumps. SINOVAC’s COVID-19 vaccine, CoronaVac®, has been granted emergency use approval or conditional marketing authorization by over 50 countries or regions worldwide. Healive®, the hepatitis A vaccine manufactured by the Company, has passed the assessment under WHO prequalification procedures in 2017. The EV71 vaccine, an innovative vaccine developed by SINOVAC against hand foot and mouth disease caused by EV71, was commercialized in China in 2016. In 2009, SINOVAC was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. In 2021, SINOVAC’s Sabin-strain inactivated polio vaccine has approved for registration. The Company is developing several new products including combined vaccines. SINOVAC primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company is seeking market authorization of its products in over 30 countries outside of China. For more information, please see the Company’s website at www.sinovac.com.

Safe Harbor Statement

This press release may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. In particular, the outcome of any litigation is uncertain, and the Company cannot predict the potential results of the litigation it filed or filed against it by others. Additionally, the triggering of a shareholder rights plan is nearly unprecedented, and the Company cannot predict the impact on the Company or its stock price as a result of the trigger of the rights plan.

Contacts

Sinovac Biotech Ltd.
Helen Yang
Tel: +86-10-8279-9871 or
+86-10-5693-1897
Fax: +86-10-6296-6910
Email: ir@sinovac.com

ICR Inc.
Bill Zima
U.S.: 1-646-308-1707
Email: william.zima@icrinc.com

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